EXHIBIT 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Discovery Communications, Inc:

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Registration Statements No. 333-153586, 333-154312, and 333-156105) and on Form S-3 (Registration Statement No. 333-160043) of Discovery Communications, Inc. of our report dated February 14, 2008, except as to note 25, which is as of June 11, 2009, with respect to the consolidated statement of operations, cash flows, and equity of Discovery Holding Company and subsidiaries for the year ended December 31, 2007, included in this annual report on Form 10-K of Discovery Communications, Inc.

Our report, insofar as it relates to amounts included for Discovery Communications Holding, LLC (a 66 2/3 percent owned investee company as of December 31, 2007) and its predecessor, is based solely on the report of other auditors.

/s/    KPMG LLP

Denver, Colorado

February 19, 2010